Copa Holdings Reports Net Income of $102.3 million and EPS of $2.41 for the First Quarter of 2017

Excluding special items, adjusted net income came in at $103.2 million, or EPS of $2.43 per share

Panama City, Panama --- May 10, 2017. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2017 (1Q17). The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2016 (1Q16).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$102.3 million for 1Q17 or earnings per share (EPS) of US$2.41, compared to net income of US$115.5 million or earnings per share of US$2.74 in 1Q16.

▪	Excluding special items, the Company would have reported an adjusted net income of US$103.2 million, or adjusted EPS of US$2.43, compared to an adjusted net income of US$69.9 million or adjusted EPS of US$1.66 in 1Q16. Special items for 1Q16 include a non-cash gain of US$27.4 million associated with the mark-to-market of fuel hedge contracts, and a US$18.1 million gain related to foreign currency fluctuations.

▪	Operating income for 1Q17 came in at US$117.5 million, representing a 24.4% increase over operating income of US$94.5 million in 1Q16, as a result of 4.3% additional capacity, and a 6.0% increase in unit revenue per available seat mile (RASM), partly offset by a 3.3% increase in unit costs. Operating margin for 1Q17 came in at 19.1%, compared to an operating margin of 16.9% in 1Q16.

▪	Total revenues for 1Q17 increased 10.6% to US$616.7 million. Yield per passenger mile increased 0.9% to 12.7 cents and RASM came in at 10.6 cents, or 6.0% above 1Q16.

▪	For 1Q17, consolidated passenger traffic grew 9.9% while consolidated capacity grew 4.3%. As a result, consolidated load factor for the quarter increased 4.1 percentage points to 81.5%.

▪	Operating cost per available seat mile (CASM) increased 3.3%, from 8.3 cents in 1Q16 to 8.6 cents in 1Q17. CASM excluding fuel costs increased 1.6% from 6.1 cents in 1Q16 to 6.2 cents in 1Q17.

▪	Cash, short-term and long-term investments ended 1Q17 at US$841.3 million, representing 37% of the last twelve months’ revenues.

▪	Copa Holdings took delivery of two B737-800s, ending the quarter with consolidated fleet of 101 aircraft – 66 Boeing 737-800s, 14 Boeing 737-700s, and 21 Embraer-190s.

▪	Copa Airlines reported consolidated on-time performance of 89.1% and a flight-completion factor of 99.9% for 1Q17, maintaining its position among the best in the industry.

Subsequent Events

▪	In April, Copa Airlines announced a new flight to Denver, Colorado, starting in December 2017.

▪	Copa Holdings announced it will host its Annual Investor Day on June 1, 2017, at the New York Stock Exchange.

▪	Copa Holdings will pay its second quarter dividend of US$0.51 per share on June 15, 2017, on all outstanding Class A and Class B shares, to stockholders of record as of May 31, 2017.

Consolidated Financial & Operating Highlights	1Q17	1Q16	Variance vs. 1Q16	4Q16	Variance vs. 4Q16
Revenue Passengers Carried ('000)	2,264	2,120	6.8%	2,148	5.4%
RPMs (mm)	4,732	4,307	9.9%	4,568	3.6%
ASMs (mm)	5,808	5,566	4.3%	5,597	3.8%
Load Factor	81.5%	77.4%	4.1 p.p.	81.6%	-0.1 p.p.
Yield	12.7	12.6	0.9%	12.8	-0.6%
PRASM (US$ Cents)	10.4	9.7	6.3%	10.4	-0.8%
RASM (US$ Cents)	10.6	10.0	6.0%	10.7	-1.2%
CASM (US$ Cents)	8.6	8.3	3.3%	9.5	-9.3%
CASM Excl. Fuel (US$ Cents)	6.2	6.1	1.6%	6.9	-10.0%
Fuel Gallons Consumed (Millions)	74.2	71.7	3.5%	72.4	2.6%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.84	1.68	9.0%	1.96	-6.1%
Average Length of Haul (Miles)	2,090	2,031	2.9%	2,127	-1.7%
Average Stage Length (Miles)	1,274	1,222	4.3%	1,244	2.4%
Departures	31,095	31,549	-1.4%	30,499	2.0%
Block Hours	101,495	97,659	3.9%	98,150	3.4%
Average Aircraft Utilization (Hours)	11.3	10.7	5.1%	10.8	4.6%
Operating Revenues (US$ mm)	616.7	557.5	10.6%	601.3	2.6%
Operating Income (US$ mm)	117.5	94.5	24.4%	70.6	66.4%
Operating Margin	19.1%	16.9%	2.1 p.p.	11.7%	7.3 p.p.
Net Income (US$ mm)	102.3	115.5	-11.4%	90.5	13.0%
Adjusted Net Income (US$ mm) (1)	103.2	69.9	47.6%	54.7	88.6%
EPS - Basic and Diluted (US$)	2.41	2.74	-11.8%	2.14	13.0%
Adjusted EPS - Basic and Diluted (US$) (1)	2.43	1.66	46.9%	1.29	88.6%
# of Shares - Basic and Diluted ('000)	42,396	42,191	0.5%	42,383	0.0%

(1)	Adjusted Net Income and Adjusted EPS for 1Q17, 1Q16 and 4Q16 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and the impact of the Venezuelan currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 1Q17 RESULTS

Copa Holdings´ first quarter results reflect outstanding commercial execution and improving demand trends, as well as continued cost discipline. Higher load factors and yields have produced a significant unit revenue improvement and a year over year margin expansion.

Consolidated operating revenues increased 10.6% to US$616.7 million during the quarter on capacity growth of 4.3%. Load factor came in at 81.5%, or 4.1 percentage points above 1Q16, while yields came in at 12.7 cents, or 0.9% higher than 1Q16. As a result, passenger revenues per ASM (PRASM) increased 6.3% from 9.7 cents in 1Q16 to 10.4 cents in 1Q17.

Operating expenses for 1Q17 increased 7.8% to US$499.2 million, while operating expenses per ASM (CASM) increased 3.3% to 8.6 cents. Excluding fuel costs, unit costs increased 1.6% to 6.2 cents.

Aircraft fuel expense increased 12.9% or US$15.5 million compared to 1Q16, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$1.1 million in 1Q17 and a US$29.0 million loss in 1Q16, increased 9.0%, from an average of US$1.68 per gallon in 1Q16 to US$1.84 per gallon in 1Q17.

For 1Q17, the Company had fuel hedges in place representing 5% of its consolidated volume. With regards to future fuel hedge contracts, the Company has covered about 5% of its projected consumption volume for the remainder of 2017, using jet fuel swaps at an average price of US$1.80 per gallon.

The Company recorded a non-operating expense of US$4.2 million for 1Q17 compared to non-operating income of US$32.4 million for 1Q16. Non-operating income for 1Q16 included a fuel hedge mark to market gain of US$27.4 million and a US$12.3 million gain related to foreign currency fluctuations.

Copa Holdings ended the quarter with US$841.3 million in cash, short-term and long-term investments, representing approximately 37% of the last twelve months´ revenues.

Total debt at the end of 1Q17 amounted to US$1.17 billion compared to US$1.18 billion at the end of 1Q16, all of which is related to aircraft financing.

The company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its hub based on Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2017

For 2017, the Company updates its guidance as follows: Consolidated capacity is now expected to grow approximately 7%, as a result of higher aircraft utilization. Given the limited visibility for the second half of the year, the Company is not changing its Operating Margin guidance; however it expects to achieve an operating margin towards the high end of the guidance range.

Financial Outlook	2017 Guidance	2016 Actual
Capacity - YOY ASM Growth	+/-7%	1.5%
Operating Margin	15-17%	12.4%

Factored into the above mentioned outlook is a load factor of approximately 81%, Unit Revenues (RASM) of approximately 10.4 cents, Unit Costs excluding Fuel (Ex-Fuel CASM) of approximately 6.4 cents and an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.75 per gallon.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q17 totaled US$616.7 million, a 10.6% or US$59.3 million increase over operating revenue of US$557.5 million in 1Q16, due to a 10.9% or US$59.0 million increase in passenger revenue.

Passenger revenue totaled US$601.5 million, an increase of 10.9% from passenger revenue of US$542.5 million in 1Q16. A 4.1 percentage point increase in load factor, combined with a 0.9% increase in passenger yield, resulted in a 6.3% increase in PRASM.

Cargo and mail revenue totaled US$12.9 million in 1Q17, a 2.8% increase from cargo, mail and other of US$12.5 million in 1Q16.

Other operating revenue totaled US$2.4 million in 1Q17, a 2.5% decrease from other operating revenue of US$2.5 million in 1Q16.

Operating expenses

For 1Q17, operating expenses increased 7.8% to US$499.2 million, representing operating cost per available seat mile (CASM) of 8.6 cents. Operating cost per available seat mile (CASM), excluding fuel costs, increased 1.6% from 6.1 cents in 1Q16 to 6.2 cents in 1Q17.

Fuel totaled US$136.3 million, a US$15.5 million or 12.9% increase over aircraft fuel of US$120.8 million in 1Q16. This increase was a result of an increase of 3.5% on gallons consumed given additional capacity and higher load factors, and a 9.0% higher average price per gallon of jet fuel (all-in), which averaged US$1.84 in 1Q17 as compared to US$1.68 in 1Q16. This average price per gallon of jet fuel for 1Q17 includes a $1.1 million realized fuel hedge loss, compared to a US$29 million fuel hedge loss in 1Q16.

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Wages, salaries, benefits and other employees' expenses totaled US$100.8 million, an 8.2% increase over salaries and benefits of US$93.2 million in 1Q16. This was mainly driven by the full year effect of salary inflation adjustments and variable compensation increases.

Passenger servicing totaled US$23.1 million, a 19.8% increase over passenger servicing of US$19.3 million in 1Q16. This increase resulted primarily from passenger traffic growth and length of haul increases.

Airport facilities and handling charges totaled US$41.0 million, a 10.4% increase over 1Q16. This increase was primarily a result of higher effective rates related to airport handling.

Sales and distribution totaled US$49.8 million, a 0.8% increase over an expense of US$49.5 million in 1Q16. This increase was mainly a result of higher net bookings, offset by lower travel agency related expenses.

Maintenance, material and repairs totaled US$25.6 million, an 11.3% decrease from maintenance, material and repairs of US$28.9 million in 1Q16. This decrease was a result of lease return expenses during 1Q16.

Depreciation and amortization totaled US$39.8 million in 1Q17, a 15.8% increase over depreciation of US$34.4 million in 1Q16. This increase was primarily the result of adjusting the fleet’s useful life assumption from 30 to 27 years.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 2.6%, from US$58.2 million in 1Q16 to US$59.7 million in 1Q17, mainly as a result of additional flying, partly offset by lower aircraft rental expense due to lease returns.

Other operating and administrative expenses totaled US$23.0 million in 1Q17, an increase of 6% vs 1Q16. This decrease was mainly driven by increased overhead expenses given additional capacity.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$4.2 million in 1Q17, compared to an income of US$32.4 million in 1Q16.

Finance cost totaled US$8.9 million in 1Q17, a 4.1% decrease from interest expense of US$9.3 million in 1Q16, as a result of a lower debt balance, partially offset by higher interest rates.

Finance income totaled US$3.4 million, a 24.1% increase over interest income of US$2.8 million in 1Q16, as a result of higher investments and higher interest rates.

Gain (loss) on foreign currency fluctuations totaled US$2.7 million, compared to US$12.3 million in 1Q16.

Net change in the value of derivatives resulted in a loss of US$0.9 million, compared to a gain of US$27.4 million in 1Q16.

Other non-operating (income) expense resulted in a net expense of US$0.6 million in 1Q17 compared to a net expense of US$0.8 million in 1Q16.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 101 aircraft: 80 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are subject to change without prior notice

CPA-G

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q17	1Q16*	Change	4Q16*	Change
Operating Revenues
Passenger revenue	601,478	542,499	10.9%	584,250	2.9%
Cargo and mail revenue	12,856	12,511	2.8%	14,063	-8.6%
Other operating revenue	2,389	2,450	-2.5%	2,995	-20.2%
Total Operating Revenue	616,722	557,460	10.6%	601,308	2.6%

Operating Expenses
Fuel	136,343	120,803	12.9%	142,087	-4.0%
Wages, salaries, benefits and other employees' expenses	100,817	93,155	8.2%	97,454	3.5%
Passenger servicing	23,074	19,256	19.8%	25,320	-8.9%
Airport facilities and handling charges	40,966	37,105	10.4%	41,616	-1.6%
Sales and distribution	49,841	49,458	0.8%	50,626	-1.6%
Maintenance, materials and repairs	25,596	28,871	-11.3%	34,452	-25.7%
Depreciation and amortization	39,832	34,388	15.8%	54,572	-27.0%
Flight operations	24,031	21,874	9.9%	22,394	7.3%
Aircraft rentals and other rentals	34,231	35,131	-2.6%	33,728	1.5%
Cargo and courier expenses	1,464	1,225	19.5%	1,764	-17.0%
Other operating and administrative expenses	23,001	21,708	6.0%	26,679	-13.8%
Total Operating Expense	499,197	462,974	7.8%	530,692	-5.9%

Operating Profit	117,526	94,486	24.4%	70,616	66.4%

Non-operating Income (Expense):
Finance cost	(8,921)	(9,301)	-4.1%	(8,894)	0.3%
Finance income	3,446	2,777	24.1%	3,479	-1.0%
Gain (loss) on foreign currency fluctuations	2,652	12,312	-78.5%	9,738	-72.8%
Net change in fair value of derivatives	(860)	27,432	-103.1%	24,341	-103.5%
Other non-operating (income) expense	(558)	(780)	-28.5%	(365)	52.8%
Total Non-Operating Income/(Expense)	(4,241)	32,440	-113.1%	28,299	-115.0%

Profit before taxes	113,284	126,926	-10.7%	98,916	14.5%

Income tax expense	10,971	11,474	-4.4%	8,371	31.1%

Net Profit	102,314	115,452	-11.4%	90,544	13.0%

EPS - Basic and Diluted	2.41	2.74	-11.8%	2.14	13.0%
Shares - Basic and Diluted	42,395,784	42,191,326	0.5%	42,382,757	0.0%

*	During 2017, the Company implemented a business, planning and financial consolidation system, which resulted in a new classification of the chart of accounts. Prior periods have been reclassified for ease of comparison.

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Copa Holdings, S. A.

Balance Sheet - IFRS

(US$ Thousands)

	March 31	December 31
	2017	2016
	(Unaudited)	(Unaudited)

ASSETS

Current Assets
Cash and cash equivalents	269,896	331,687
Restricted cash and cash equivalents	-	-
Short-term investments	570,497	483,002
Total cash, cash equivalents and short-term investments	840,393	814,689

Accounts receivable, net	138,228	113,408
Accounts receivable from related parties	35	499
Expendable parts and supplies, net	78,053	74,502
Prepaid expenses	66,931	58,370
Other current assets	7,206	7,650
TOTAL CURRENT ASSETS	1,130,846	1,069,118

Long-term investments	954	953
Long-term accounts receivable	2,503	1,957
Long-term prepaid expenses	25,111	26,398
Property and equipment, net	2,658,867	2,623,682
Intangible, net	70,705	69,502
Net pension asset	9,211	8,826
Deferred tax assets	17,862	18,339
Other Non-Current Assets	31,716	27,064
TOTAL NON-CURRENT ASSETS	2,816,929	2,776,721

TOTAL ASSETS	3,947,775	3,845,839

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:
Current maturities of long-term debt	166,549	222,718
Accounts payable	87,600	104,590
Accounts payable to related parties	9,143	8,680
Air traffic liability	435,827	395,580
Frequent flyer deferred revenue	35,386	35,368
Taxes and interest payable	71,216	68,483
Employee benefits obligations	33,360	41,707
Income tax payable	6,585	1,401
Other Current Liabilities	5,279	4,385
TOTAL CURRENT LIABILITIES	850,945	882,912

Long-term debt	1,007,866	961,414
Other long - term liabilities	121,883	114,268
Deferred tax Liabilities	41,467	44,974
TOTAL NON-CURRENT LIABILITIES	1,171,216	1,120,656

TOTAL LIABILITIES	2,022,161	2,003,568

EQUITY
Class A - 33,765,298 issued and 31,177,904 outstanding	20,951	20,988
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional Paid-In Capital	67,582	64,986
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,865,477	1,552,547
Net Income	102,385	334,544
Other Comprehensive Income	(1,859)	(1,872)
TOTAL EQUITY	1,925,614	1,842,271

TOTAL EQUITY LIABILITIES	3,947,775	3,845,839

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31,

(In US$ thousands)

	2017	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	132,752	118,934	83,361
Cash flow used in investing activities	(74,800)	(42,044)	(16,479)
Cash flow used in financing activities	(119,743)	(71,652)	(67,916)
Net (decrease) increase in cash and cash equivalents	(61,791)	5,238	(1,034)
Cash and cash equivalents at January 1	331,687	204,715	221,443
Cash and cash equivalents at March 31	$269,896	$209,953	$220,409

Short-term investments	570,497	457,505	332,000
Long-term investments *	954	864	558,290
Restricted cash and cash equivalents **	-	55,611	48,872
Total cash and cash equivalents and investments at March 31	$841,347	$723,933	$1,159,571

*	Long term investments include $452.4 million at March 2015 of cash in Venezuela.
**	Restricted cash corresponds to margin calls to secure derivative financial instruments transactions.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Net Income
and Adjusted EPS	1Q17	1Q16	4Q16

Net profit as Reported	$102,314	$115,452	$90,544

Special Items (adjustments):
Gain (loss) on foreign currency fluctuations		18,134	11,501
Net change in fair value of derivatives	(860)	27,432	24,341
Adjusted Net Income	$103,174	$69,886	$54,702

Shares used for Computation (in thousands)
Basic and Diluted	42,396	42,191	42,383

Adjusted earnings per share - Basic and Diluted	2.43	1.66	1.29

Reconciliation of Operating Costs per ASM
Excluding Fuel and Special Items	1Q17	1Q16	4Q16

Operating Costs per ASM as Reported	8.6	8.3	9.5
Aircraft fuel per ASM	(2.3)	(2.2)	(2.5)
Operating Costs per ASM excluding fuel	6.2	6.1	6.9

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